EXHIBIT 99.20


             MATERIAL CHANGE REPORT UNDER NATIONAL INSTRUMENT 51-102

1.   Reporting Issuer

     Glencairn Gold Corporation
     6 Adelaide Street East, Suite 500
     Toronto, Ontario
     M5C 1H6

2.   Date of Material Change

     November 18, 2004

3.   Press Release

     A press release with respect to the material change referred to in this report was issued on November 18, 2004 and subsequently filed on SEDAR.

4.   Summary of Material Change

     Glencairn Gold Corporation (the "Company") announced that it has entered into a bought deal agreement with a syndicate of underwriters led by Orion Securities Inc. Under the agreement, the syndicate will purchase 13.7 million units at a price of $0.73 per unit for gross proceeds of $10 million. Each unit will be comprised of one common share and one-half of one common share purchase warrant. Each whole common share purchase warrant will entitle the holder to purchase one common share at a price of $1.25 until November 26, 2008.

5.   Full Description of Material Change

     The Company announced that it has entered into a bought deal agreement with a syndicate of underwriters led by Orion Securities Inc. Under the agreement, the syndicate will purchase 13.7 million units at a price of $0.73 per unit for gross proceeds of $10 million. Each unit will be comprised of one common share and one-half of one common share purchase warrant. Each whole common share purchase warrant will entitle the holder to purchase one common share at a price of $1.25 until November 26, 2008.

     The Company plans to use the net proceeds from the financing to fund remaining capital expenditures at Bellavista, for exploration and for general working capital.

     The common shares and warrants comprising the units to be issued under this offering will be offered by way of a short form prospectus in all of the provinces in Canada and in the United States on a private placement basis pursuant to an exemption from the registration requirements of the United States Securities act of 1933, as amended.

     The offering is scheduled to close on or about December 9, 2004 and is subject to certain conditions including, but not limited to, the receipt of all necessary approvals, including the approval of the Toronto Stock Exchange and the securities regulatory authorities.

6.   Reliance on Subsection 7.1(2) or (3) of National Instrument 51-102


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     Not applicable.

7.   Omitted Information

     Not applicable.

8.   Executive Officer

     For further information contact Kerry Knoll, President and Chief Executive Officer of Glencairn Gold Corporation at (416) 860-0919.

     DATED at Toronto, Ontario this 19th day of November, 2004.


                                   GLENCAIRN GOLD CORPORATION

                                   Per:  "Lorna MacGillivray"
                                          --------------------------------------
                                          Lorna MacGillivray
                                          Corporate Secretary & General Counsel